Sun Life Assurance and Annuity Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, Massachusetts  02481

April 28, 2009

VIA ELECTRONIC “EDGAR” TRANSMISSION

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:   Sun Life Assurance Company of Canada (U.S.) ("Sun Life" or “Registrant”)
              Form S-3 Registration Statement and Pre-Effective Amendment No. 1
              File No. 333-155791

Commissioners:

This correspondence pertains to the above captioned Form S-3 Registration Statement (the “New S-3”) and Pre-Effective Amendment No. 1 to the New S-3, which were filed with the Securities and Exchange Commission (“Commission”) on December 1, 2008 and April 14, 2009, respectfully.

Sun Life filed the New S-3 pursuant to Rule 415(a)(5) and (6) under the Securities Act of 1933.  As required by Rule 415(a)(5) and (6), the New S-3 is intended to replace an existing Form S-3 registration statement (File No. 333-39306) (“Old S-3”). There have been no material changes to the market value adjusted (“MVA”) interests registered pursuant to the New S-3 since the last filing of the Old S-3. Indeed, the New S-3 would not have been filed but for the requirements of Rule 415(a)(5) and (6). Pre-Effective Amendment No. 1 incorporated by reference the Financial Statements from Sun Life’s Form 10-K, updated the “Experts” section of each prospectus to refer to Deloitte & Touche, and added the consent of Deloitte & Touche as an exhibit.

Registrant and its principal underwriter, Clarendon Insurance Agency, Inc., intend to make an oral request for acceleration of the effective date of the New S-3 to May 1, 2009.  The Registrant and its principal underwriter are aware of their obligations under the 1933 Act.  Specifically, the Registrant acknowledges and represents that

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to any aspect of the filing, including the request for acceleration cited above; and

●	the Registrant may not assert this action to accelerate as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions and comments to the undersigned at (781) 263-6402 or to Thomas C. Lauerman, Esquire, of Jorden Burt LLP at (202) 965-8156.

Respectfully yours,

/Sandra M. DaDalt/

Sandra M. DaDalt
AVP &Senior Counsel

cc:       Thomas C. Lauerman, Esquire
Rebecca M. Marquigny, Esquire